December 27, 2019

William H. Collier
President and Chief Executive Officer
Arbutus Biopharma Corp
701 Veterans Circle
Warminster, Pennsylvania 18974

       Re: Arbutus Biopharma Corp
           Registration Statement on Form S-3
           Filed December 23, 2019
           File No. 333-235674

Dear Mr. Collier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Beth Breslin at 202-551-3625 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Steven J. Abrams